

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Dr. Paul J. Maddon, M.D., Ph.D.
Chief Executive Officer
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591

     Re: **Progenics Pharmaceuticals, Inc.**
            Form 10-K for the fiscal year ended December 31, 2009
            Filed March 15, 2010
            File No. 000-23143

Dear Dr. Maddon:

     We have completed our review of your form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Jeffrey Riedler
               Assistant Director

cc: Donald J. Murray, Esq.
    Dewey & LeBoeuf LLP
    1301 Avenue of the Americas
    New York, New York 10019-6092